# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QVC GROUP, INC., CIK 0001254699
CUSIP: 747292100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 10,991,951; sole dispositive power 0; shared dispositive power 10,991,951; aggregate amount beneficially owned 10,991,951 (22% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 10,991,951; sole dispositive power 0; shared dispositive power 10,991,951; aggregate amount beneficially owned 10,991,951 (22% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 10,991,951; sole dispositive power 0; shared dispositive power 10,991,951; aggregate amount beneficially owned 10,991,951 (22% of the class)
- GoldenTree Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,345,244; sole dispositive power 0; shared dispositive power 3,345,244; aggregate amount beneficially owned 3,345,244 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QVC GROUP, INC.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 14, 2026 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of QVC Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 8, 2026, the Funds (as defined below) purchased an aggregate of 1,600,000 shares of Common Stock pursuant to a Stock Purchase Agreement (as defined below) for aggregate consideration of $26,000,000 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Stock Purchase Agreement

On September 8, 2026, the Investment Manager, on behalf of the Funds, entered into a stock purchase agreement (the "Stock Purchase Agreement") with Silver Point Capital, L.P., pursuant to which the Funds agreed to purchase 1,600,000 shares of Common Stock for a purchase price of $16.25 per share (the "Purchase"). The Purchase closed on September 8, 2026.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The securities reported herein consist of shares of Common Stock held directly by certain funds and separate accounts managed by the Investment Manager as of September 8, 2026. GoldenTree Master Fund, Ltd. is the record owner of 3,345,244 shares of Common Stock.

The ownership percentage set forth herein is based on 49,999,897 shares of Common Stock outstanding as of August 6, 2026.

The Investment Manager is the investment manager or advisor to certain funds, including GoldenTree Master Fund, Ltd., and a separately managed account by the Investment Manager (the "Funds"). IMGP is the general partner of the Investment Manager. Steven A. Tananbaum is the managing member of IMGP. As a result of these relationships, each of the Investment Manager, IMGP and Mr. Tananbaum may be deemed to share beneficial ownership of the securities held of record by the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, since Amendment No. 1, the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7: Stock Purchase Agreement.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (09/10/2026)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (09/10/2026)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (09/10/2026)
- GoldenTree Master Fund, Ltd.: /s/ Peter Alderman, Peter Alderman, General Counsel (09/10/2026)